Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor

New York, New York 10103-3198

www.fulbright.com

snussbaum@fulbright.com direct dial: (212) 318-3254	telephone: (212) 318-3000 facsimile: (212) 318-3400

March 21, 2005

VIA EDGAR

Mr. Jay Webb

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0306

450 Fifth Street, N.W.

Washington, D.C. 20549

Reference:	Zygo Corporation
Form 10-K for the year ended June 30, 2004

Dear Mr. Webb:

On behalf of our client, Zygo Corporation (“Zygo” or the “Company”), we are submitting this letter in response to the Staff’s comments contained in the letter dated March 9, 2005 addressed to Mr. Walter A. Shephard of Zygo (the “Letter”). The Staff’s comments are reprinted below followed by Zygo’s responses to these comments.

Accounting Comments

Form 10-K for the year ended June 30, 2004

Revenue Recognition – Page F-8

1.

We note your response to our previous comment 5 and understand that your products generally require installation. Please tell us how you determined that installation is perfunctory and confirm installation is not essential to the functionality of the delivered products or services, as contemplated by SAB 104. Also, please supplementally confirm you comply the guidance at SAB Topic 13.A.3.b, Question 2.

Response: Zygo supplementally advises the Staff that installation is considered perfunctory due to the time and nature of the work required to install a product. Installation generally takes less than eight hours. The skills required are not specialized and no special equipment is necessary. Installation includes unpacking the equipment, leveling the equipment, connecting the equipment to a power supply, booting the software (if applicable), and making test measurements to calibrate the equipment. All of these functions can be performed directly by the customer;

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Mr. Jay Webb

United States Securities and Exchange Commission

March 21, 2005

installation instructions are included in the operator’s manual. In addition, product sales are not contingent on installation. Customers have no right to return products if the installation is not performed or completed. However, while Zygo’s products (which require installation) generally can be installed by a customer, a large number of the Company’s customers request that Zygo install these new products. In addition, as noted in the Company’s SEC filings, a significant portion of Zygo’s sales are to a distributor (Canon Sales Co., Inc.) and to a large end-user (Canon Inc.). Zygo does not perform the installation on these sales. The distributor has its own personnel to service its customers and Canon Inc. installs its own equipment.

Zygo supplementally confirms that it complies with the guidance given in SAB Topic 13.A.3.b, Question 2. Zygo notes that, among other things, the customer does not have a general right of return if the installation is not completed, and the timing of payments is not based on the performance of the installation. As noted above, the skills required are not specialized and no special equipment is required. Based on the guidance provided by SAB Topic 13.A.3.b, Question 2, Zygo has concluded that the installation on its equipment is a perfunctory task and Zygo applies this determination consistently. To the extent that secondary deliverables are other than perfunctory, the Company recognizes the revenue on each deliverable, if separable, in a manner consistent with EITF 00-21 and with Zygo’s revenue recognition policy.

2.

Please supplementally confirm that where your products include software, such software is incidental (as defined in SOP 97-2) to the products. If not incidental, tell us how your accounting for sales of the products complies with SOP 97-2 or other applicable generally accepted accounting principles.

Response: Zygo supplementally informs the Staff that where its products include software, such software is not incidental to the products. The products that include software are precise measuring equipment. Depending on their nature and functionality, different products contain varying levels of software, including software that can operate the system in a majority of the Company’s products, and software that both operates the system and generates the measurements in a timely manner and with a graphical interface. The software is considered part of the materials cost of the product, no different than the camera used to take the measurement, the base needed to secure the item being measured, or the microscope used to focus the camera.

Zygo supplementally confirms that its accounting for sales of products complies with SOP 97-2. Where its products include software, such software does not require significant production, modification, or customization. In accordance with paragraph .08 of SOP 97-2, if the arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met.

•	Persuasive evidence of an arrangement exists.
•	Delivery has occurred.
•	The vendor’s fee is fixed and determinable.

Mr. Jay Webb

United States Securities and Exchange Commission

March 21, 2005

•	Collectibility is probable.

Zygo’s sales of products that include software meet each of the criteria listed above. A purchase order from a customer is generally the typical evidence that an arrangement exists. Zygo does not recognize revenue until it has shipped the product in accordance with the agreement. The sales price is fixed at the time the Company accepts the purchase order and sends an order acknowledgement to the customer. Revenue is not recognized unless Zygo believes that collectibility is probable. Zygo’s normal course of operation includes a customer credit review prior to a product being shipped. If the credit review indicates an uncertainty on collectibility, Zygo requires additional assurances of collectibility, which may include the issuance by the customer of a letter of credit or a substantial cash advance prior to shipment.

3.

Lastly, tell us how you considered the criteria listed in paragraph 9 of EITF 00-21. Please tell us why you do not believe the product and the installation are two separate deliverables. We may have further comments after reviewing your responses.

Response: Zygo supplementally informs the staff that based on the criteria in paragraph 9 of EITF 00-21, sales of its product and installation are not considered separate deliverables. Paragraph 9 of EITF 00-21 specifically requires that all its enumerated criteria must be met in order to account for the deliverables as separate units of accounting. One such requirement is that each multiple deliverable must have a value to the customer on a standalone basis. In accordance with paragraph 9.a. of EITF 00-21, this requires either that the deliverable is sold separately by any vendor or that the customer could resell the delivered item(s) on a standalone basis. Installation of Zygo’s product is not sold separately by any outside vendor; installations are performed by Zygo, Zygo’s customers and Zygo’s distributor. The Company is unaware of the existence of any current market for the installation of its products, or of such market having existed at any time during the past decade. In addition, due to the perfunctory nature of the work and the limited number of installations to be performed each year, a ready market for the services is unlikely to develop. Furthermore, the installation services cannot be resold by a customer. Therefore, the sale by Zygo of the products and installation do not meet the criteria of paragraph 9.a. and should not be considered as two separate deliverables.

Note 2. Divestitures and Discontinued Operation

4.

We noted your response to our previous comment 6 and also reviewed your disclosure in Form 10-Q for the period ending December 31, 2004. Please revise future filings to more fully describe the circumstances related to the impairment charges. Your revisions should include the significant information provided to us supplementally. We note your current disclosure in Form 10-Q states only that you “have marketed for sale the facility previously used by the TeraOptix unit and have recorded impairment charges since then related to the decline in the fair market value of the facility.” Please also include the amount of the impairment charges as discussed in your response to our prior comment.

Response: Zygo acknowledges the Staff’s comment and will comply with the comment. Zygo supplementally notes that the sale of the facility was completed on March 14, 2005 for $2.0

Mr. Jay Webb

United States Securities and Exchange Commission

March 21, 2005

million, before selling expenses. This is the same amount that the facility is being carried on the books of Zygo, and which has been publicly announced. Zygo does not expect any further adjustments with regard to the facility, other than a minor adjustment to the carrying value relating to the final closing costs. In addition, Zygo does not expect any additional charges for discontinued operations related to the TeraOptix business unit after the quarter ended March 31, 2005. Zygo informs the Staff that it will include this information in its next quarterly filing.

* * * *

In connection with responding to the Staff’s comments, Zygo acknowledges that

•	Zygo is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Zygo may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Sincerely,
/s/ Sheldon G. Nussbaum
Sheldon G. Nussbaum

cc: Walter A. Shephard